UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22844				Date examination completed: July 26, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Oppenheimer Senior Floating Rate Plus Fund
4. Address of principal executive office (number, street, city, state, zip code): 6803 South Tucson Way Centennial, CO 80112-3924

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

The New York and Denver Boards of Trustees/Directors
Oppenheimer Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the Funds listed in Appendix A (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act in regards to holdings of other Oppenheimer funds (the affiliated funds) held in custody by the Funds’ affiliated transfer agent as of December 15, 2014. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 15, 2014, and with respect to agreement of purchases and sales of affiliated funds, if any, from November 30, 2014 (the date when affiliated funds were last held by an unaffiliated custodian) through December 15, 2014:

1)	Confirmation of holdings of affiliated funds held by the Funds’ transfer agent;
2)	Reconciliation of affiliated fund holdings between the Funds’ accounting records and the transfer agent’s records as of December 15, 2014, and verification of reconciling items; and
3)	Agreement of certain purchases and sales transactions of affiliated funds, if any, for each of the Funds from the books and records of the Funds to cash settlement documentation.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 15, 2014, with respect to affiliated funds reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Boards of Trustees/Directors of the Funds and the Securities and Exchange Commission, and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/KPMG LLP

Denver, Colorado
July 26, 2016

Appendix A

Oppenheimer Variable Account Funds: Oppenheimer Global Strategic Income Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Main Street Small Cap Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Global Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer International Growth Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Core Bond Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Equity Income Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Main Street Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Money Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Conservative Balanced Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Global Multi-Alternatives Fund/VA
Oppenheimer Equity Fund
Oppenheimer Commodity Strategy Total Return Fund
Oppenheimer Integrity Fund: Oppenheimer Core Bond Fund
Oppenheimer Master Inflation Protected Securities Fund, LLC
Oppenheimer Portfolio Series: Conservative Investor Fund
Oppenheimer Portfolio Series: Moderate Investor Fund
Oppenheimer Portfolio Series: Active Allocation Fund
Oppenheimer Portfolio Series: Equity Investor Fund
Oppenheimer Main Street Small Cap Fund
Oppenheimer Real Estate Fund
Oppenheimer Dividend Opportunity Fund
Oppenheimer Global Value Fund
Oppenheimer International Diversified Fund
Oppenheimer Master International Value Fund, LLC
Oppenheimer Global Real Estate Fund
Oppenheimer Emerging Markets Local Debt Fund
Oppenheimer Global High Yield Fund
Oppenheimer Global Multi Strategies Fund
Oppenheimer Main Street Mid Cap Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Corporate Bond Fund
Oppenheimer Main Street Select Fund
Oppenheimer Ultra-Short Duration Fund
Oppenheimer Senior Floating Rate Plus Fund
Oppenheimer Capital Income Fund

Appendix A
Oppenheimer Main Street Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Developing Markets Fund
Oppenheimer Limited-Term Bond Fund
Oppenheimer International Small Mid-Company Fund
Oppenheimer Emerging Markets Innovators Fund
Oppenheimer Global Strategic Income Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer International Bond Fund
Oppenheimer Master Loan Fund, LLC
Oppenheimer Master Event-Linked Bond Fund, LLC
Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Discovery Fund
Oppenheimer Global Multi-Alternatives Fund
Oppenheimer Series Fund: Oppenheimer Value Fund
Oppenheimer Discovery Mid Cap Growth Fund
Oppenheimer Quest for Value Funds: Oppenheimer Mid- Cap Value Fund
Oppenheimer Quest for Value Funds: Oppenheimer Global Allocation Fund
Oppenheimer Quest for Value Funds: Oppenheimer Fundamental Alternatives Fund
Oppenheimer Equity Income Fund
Oppenheimer Rising Dividends Fund
Oppenheimer Global Multi-Asset Income Fund
Oppenheimer Global Multi-Asset Growth Fund
Oppenheimer International Growth Fund
Oppenheimer International Value Fund

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Funds listed in Appendix A (“the Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 15, 2014, and from November 30, 2014 through December 15, 2014.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 15, 2014, and from November 30, 2014 through December 15, 2014, with respect to affiliated funds reflected in the investment accounts of the Funds.

OFI Global Asset Management, Inc.

By: /s/ Arthur P. Steinmetz

Arthur P. Steinmetz

Principal Executive Officer to the Funds

By: /s/ Brian S. Petersen

Brian S. Petersen

Principal Financial Officer to the Funds

Appendix A

Oppenheimer Variable Account Funds: Oppenheimer Global Strategic Income Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Main Street Small Cap Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Global Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer International Growth Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Core Bond Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Equity Income Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Main Street Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Money Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Conservative Balanced Fund/VA
Oppenheimer Variable Account Funds: Oppenheimer Global Multi-Alternatives Fund/VA
Oppenheimer Equity Fund
Oppenheimer Commodity Strategy Total Return Fund
Oppenheimer Integrity Fund: Oppenheimer Core Bond Fund
Oppenheimer Master Inflation Protected Securities Fund, LLC
Oppenheimer Portfolio Series: Conservative Investor Fund
Oppenheimer Portfolio Series: Moderate Investor Fund
Oppenheimer Portfolio Series: Active Allocation Fund
Oppenheimer Portfolio Series: Equity Investor Fund
Oppenheimer Main Street Small Cap Fund
Oppenheimer Real Estate Fund
Oppenheimer Dividend Opportunity Fund
Oppenheimer Global Value Fund
Oppenheimer International Diversified Fund
Oppenheimer Master International Value Fund, LLC
Oppenheimer Global Real Estate Fund
Oppenheimer Emerging Markets Local Debt Fund
Oppenheimer Global High Yield Fund
Oppenheimer Global Multi Strategies Fund
Oppenheimer Main Street Mid Cap Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Corporate Bond Fund
Oppenheimer Main Street Select Fund
Oppenheimer Ultra-Short Duration Fund
Oppenheimer Senior Floating Rate Plus Fund
Oppenheimer Capital Income Fund

Appendix A
Oppenheimer Main Street Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Developing Markets Fund
Oppenheimer Limited-Term Bond Fund
Oppenheimer International Small Mid-Company Fund
Oppenheimer Emerging Markets Innovators Fund
Oppenheimer Global Strategic Income Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer International Bond Fund
Oppenheimer Master Loan Fund, LLC
Oppenheimer Master Event-Linked Bond Fund, LLC
Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Discovery Fund
Oppenheimer Global Multi-Alternatives Fund
Oppenheimer Series Fund: Oppenheimer Value Fund
Oppenheimer Discovery Mid Cap Growth Fund
Oppenheimer Quest for Value Funds: Oppenheimer Mid- Cap Value Fund
Oppenheimer Quest for Value Funds: Oppenheimer Global Allocation Fund
Oppenheimer Quest for Value Funds: Oppenheimer Fundamental Alternatives Fund
Oppenheimer Equity Income Fund
Oppenheimer Rising Dividends Fund
Oppenheimer Global Multi-Asset Income Fund
Oppenheimer Global Multi-Asset Growth Fund
Oppenheimer International Growth Fund
Oppenheimer International Value Fund